Filed by Roth CH Acquisition IV Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Roth CH Acquisition IV Co.

Commission File No.: 001-40710

On Monday, January 9, 2023, Tigo Energy, Inc., Roth CH Acquisition IV Co.’s business combination target, issued a press release announcing its issuance of $50 million of convertible notes to L1 New Energy S.á.r.l. A copy of the press release is set forth below:

Tigo Energy Announces $50 Million Capital Raise to Support Growth Initiatives

CAMPBELL, Calif., Jan. 9, 2023 – Tigo Energy, Inc. ("Tigo", or the "Company"), a leading provider of intelligent solar and energy storage solutions, has signed a definitive agreement with L1 Energy for the purchase of $50 million of newly issued Convertible Notes (the “Notes”) to support the Company's future growth opportunities through the deployment of its intelligent solar and energy storage solutions and repayment of existing debt. The transaction closed concurrently with signing.

The Notes bear a fixed annual interest rate of 5.0% with a maturity date of 36 months. The Notes may be converted at the option of the investor into shares of Tigo common stock or an equivalent equity instrument created as a result of a Public Company Event, which includes a merger with a Special Purpose Acquisition Company. The conversion price is based on a pre-money valuation of $550 million, excluding the shares issuable in the respect of the Notes and any such applicable shares issued associated with a Public Company Event.

“We look forward to deploying this capital to further our mission of providing critical solar solutions that optimize safety, yield and costs,” said Zvi Alon, Chairman and CEO of Tigo. “This investment, coupled with anticipated proceeds from our business combination with Roth CH Acquisition IV Co., puts us in a position of strength as we look towards entering the public markets and continuing our robust growth trajectory.”

On December 6, 2022, Tigo and Roth CH Acquisition IV Co. (NASDAQ: ROCG)(“ROCG”) announced a business combination agreement that is expected to result in Tigo becoming a public company. Upon closing of the transaction, subject to approval by ROCG stockholders and other customary requirements, the combined company will be named “Tigo Energy, Inc.” and is expected to list on NASDAQ under the ticker symbol “TYGO”. The transaction is expected to close in the second quarter of 2023.

About Tigo Energy, Inc.

Founded in 2007, Tigo is a worldwide leader in the development and manufacture of smart hardware and software solutions that enhance safety, increase energy yield, and lower operating costs of residential, commercial, and utility-scale solar systems. Tigo combines its Flex MLPE (Module Level Power Electronics) and solar optimizer technology with intelligent, cloud-based software capabilities for advanced energy monitoring and control. Tigo MLPE products maximize performance, enable real-time energy monitoring, and provide code-required rapid shutdown at the module level. The company also develops and manufactures products such as inverters and battery storage systems for the residential solar-plus-storage market. For more information, please visit www.tigoenergy.com.

About Roth CH Acquisition IV Co.

Roth CH Acquisition IV Co. is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Roth CH is jointly managed by affiliates of Roth Capital Partners and Craig-Hallum Capital Group. Its initial public offering occurred on August 5, 2021 raising approximately $115 million. For more information, visit www.rothch.com.

About L1 Energy

L1 Energy is the energy investment division of LetterOne (L1). L1 is building a safe, sustainably growing energy group, recognised as a partner of choice in its industry and enabling the transition to a lower-carbon and more circular economy. L1 was founded in 2013 and is a long-term investment group based in Luxembourg that manages more than $20 billion of capital focused on sectors that are fundamental to society’s sustainable prosperity. L1 believes that long-term capital, unmatched sector expertise, world-class teams and active engagement will ultimately bring rewards for investors, employees and society, building businesses that matter.

Additional Information and Where to Find It

The details of the transaction provided above are for information purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) among Tigo, Roth CH IV and Roth IV Merger Sub Inc., a wholly-owned subsidiary of Roth CH IV, in connection with the transactions contemplated in the business combination agreement. In connection with the Proposed Business Combination, Roth CH IV has filed a registration on Form S-4, which includes a preliminary version of the proxy statement to be sent to Roth CH IV stockholders and a preliminary prospectus for the registration of Roth CH IV securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). A full description of the terms of the Proposed Business Combination is provided in the Registration Statement filed by Roth CH IV with the SEC. Roth CH IV urges investors, stockholders and other interested persons to read the Registration Statement as well as other documents filed with the SEC because these documents will contain important information about Roth CH IV, Tigo and Proposed Business Combination. If and when the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to stockholders of Roth CH IV as of a record date to be established for voting on the Proposed Business Combination. Stockholders and other interested persons will also be able to obtain a copy of the proxy statement, without charge, by directing a request to: Roth CH Acquisition IV Co., 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660. The preliminary and, once available, definitive proxy statement can also be obtained, without charge, at the SEC’s website (www.sec.gov). The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Roth CH IV’s and Tigo’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Roth CH IV’s final prospectus for its initial public offering filed with the SEC on August 6, 2021 under the heading “Risk Factors.” These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Roth CH IV and Tigo believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Roth CH IV nor Tigo is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

In addition to factors previously disclosed in Roth CH IV’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (i) expectations regarding Tigo’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and Tigo’s ability to invest in growth initiatives and pursue acquisition opportunities; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (iii) the outcome of any legal proceedings that may be instituted against Roth CH IV or Tigo following announcement of the Proposed Business Combination and the transactions contemplated thereby; (iv) the inability to complete the proposed Merger due to, among other things, the failure to obtain Roth CH IV stockholder approval on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; (v) the risk that the proposed business combination or other business combination may not be completed by Roth CH IV’s business combination deadline and the potential failure to obtain an extension of the business combination deadline (vi) the risk that the announcement and consummation of the proposed Merger disrupts Tigo’s current operations and future plans; (vii) the ability to recognize the anticipated benefits of the proposed Merger; (viii) unexpected costs related to the proposed Merger; (ix) the amount of any redemptions by existing holders of the Roth CH IV Common Stock being greater than expected; (x) limited liquidity and trading of Roth CH IV’s securities; (xi) geopolitical risk and changes in applicable laws or regulations; (xii) the possibility that Roth CH IV and/or Tigo may be adversely affected by other economic, business, and/or competitive factors; (xiii) operational risk; (xiv) risk that the COVID-19 pandemic, and local, state, and federal responses to addressing the pandemic may have an adverse effect on our business operations, as well as our financial condition and results of operations; and (xv) the risks that the consummation of the proposed Merger is substantially delayed or does not occur.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Roth CH IV’s and Tigo’s control. While all projections are necessarily speculative, Roth CH IV and Tigo believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Roth CH IV and Tigo, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

The foregoing list of factors is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Roth CH IV and is not intended to form the basis of an investment decision in Roth CH IV. Readers should carefully review the foregoing factors and other risks and uncertainties described in the “Risk Factors” section of the Registration Statement and the other reports, which Roth CH IV has filed or will file from time to time with the SEC. There may be additional risks that neither Roth CH IV nor Tigo presently know, or that Roth CH IV and Tigo currently believe are immaterial, that could cause actual results to differ from those contained in forward looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. All subsequent written and oral forward-looking statements concerning Roth CH IV and Tigo, the Proposed Business Combination or other matters and attributable to Roth CH IV and Tigo or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Investor Relations Contacts
Matt Glover or Jeff Grampp, CFA
Gateway Group, Inc.
(949) 574-3860
TYGO@gatewayir.com

Roth CH Acquisition IV Co.

RothCH@roth.com